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Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2016 FOURTH QUARTER AND YEAR END RESULTS

March 1, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period and year ended December 31, 2016.

HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2016, including events subsequent to the quarter, are set out below:

  •
  Generated funds from operations ("FFO")(1) of $26.2 million ($0.56 per stapled unit) for the fourth quarter of 2016 as compared to $39.5 million ($0.84 per stapled unit) in the prior year period;

  •
  Issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 and concurrently entered into a cross currency interest rate swap to exchange the 3.873% interest payments to euro denominated payments at a 2.43% interest rate;

  •
  Redeemed all of the $200.0 million aggregate principal amount outstanding of 4.613% Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). The incremental cost of the redemption was $11.9 million;

  •
  Purchased the remaining non-controlling interests in five properties in the United States and settled the related contingent consideration obligation for total cash consideration of $20.9 million (US$ 15.6 million) and concurrently repaid the outstanding secured mortgages and construction loans totaling $105.4 million (US$ 78.5 million) resulting in a real estate portfolio that is entirely unencumbered by any secured debt;

  •
  As a result of the refinancing initiatives above, Granite expects interest expense savings of approximately $2.8 million;

  •
  Increased the monthly distribution by 6.9% to 21.7 cents per stapled unit from 20.3 cents per stapled unit commencing with the payment of the January 2017 distribution; and

  •
  Acquired from Magna, on January 31, 2017, certain building expansions at two special purpose properties located in Kentucky and South Carolina, United States, for a total purchase price of $72.1 million (US$ 53.7 million). These expansions, which represent 0.5 million square feet of leasable area, will generate approximately $5.9 million (US$ 4.4 million) of incremental rental revenue annually based on lease terms in place.

Additional highlights for the year ended December 31, 2016 include:

  •
  Entered into new leases, renewals or extensions for 28 properties representing 9.5 million square feet or approximately one-third of Granite's income-producing property portfolio and annualized lease payments ("ALP")(3) of $82.1 million. Of these 28 leases, Granite extended or renewed early and extended leases for 15 properties tenanted by Magna, including seven special purpose properties, as announced on October 3, 2016;

  •
  Largely as a result of the foregoing 15 leases, increased the weighted average lease term for (i) special purpose properties to 10.7 years at the end of 2016 from 5.9 years at the beginning of 2016 and (ii) the entire income-producing property portfolio to 7.0 years at the end of 2016 from 4.7 years at the beginning of 2016;

  •
  Sold seven non-core properties for total gross proceeds of $42.0 million reducing the square footage of the property portfolio by 1.3 million and ALP by $4.0 million; and

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  •
  Maintained a leverage ratio(4) of 25% with significant liquidity in the form of cash and cash equivalents and an available unsecured credit line.

SUMMARIZED OPERATING RESULTS

Granite's results for the three month periods and years ended December 31, 2016 and 2015 are summarized below (all figures are in Canadian dollars):

	Three Months Ended December 31,		Years Ended December 31,
(in thousands, except per unit figures)	2016	2015	2016	2015
Revenues	$54,290	$54,939	$223,401	$216,299

Net income	$29,528	$45,431	$280,692	$195,540

Funds from operations ("FFO")(1)	$26,226	$39,496	$149,705	$158,366

Comparable FFO(2)	$38,146	$39,496	$161,625	$158,366

Basic FFO per stapled unit(1)	$0.56	$0.84	$3.18	$3.37

Diluted FFO per stapled unit(1)	$0.56	$0.84	$3.18	$3.36

Basic comparable FFO per stapled unit(2)	$0.81	$0.84	$3.43	$3.37

Diluted comparable FFO per stapled unit(2)	$0.81	$0.84	$3.43	$3.36

Fair value of investment properties(5)			$2,653,095	$2,592,386

Readers are cautioned that certain terms used in this press release such as FFO, comparable FFO, annualized lease payments, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
Funds from operations (FFO) is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
When applicable, certain large unusual items may be added to or deducted from FFO to arrive at a comparable FFO amount. Comparable FFO for the three month period and year ended December 31, 2016 excludes $11.9 million of early redemption costs associated with the 2018 Debentures, as the redemption of the remaining unsecured debentures is not expected. There were no such adjustments for the three month period and year ended December 31, 2015. In the future, other large unusual items may also be considered when determining comparable FFO and will be explicitly described and quantified.

(3)
Annualized lease payments (ALP) represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Any other revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at December 31, 2016. Granite considers ALP to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue adjustments and therefore not comparable to any measure in the combined financial statements.

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(4)
Leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

(5)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended December 31, 2016

For the three month period ended December 31, 2016, rental revenue decreased by $0.6 million to $54.3 million from $54.9 million in the fourth quarter of 2015. The decrease in rental revenue was primarily due to the disposal of income-producing properties, lease renewals or extensions for properties in North America at rental rates which were lower than expiring lease rates and straight-line revenue adjustments primarily from the recent early renewal and extension of the Magna Head Office lease, partially offset by the lease-up of two recently developed properties in the United States.

Granite's net income for the fourth quarter of 2016 was $29.5 million compared to $45.4 million for the fourth quarter of 2015. Net income decreased primarily due to $11.9 million of early redemption costs related to the 2018 Debentures and a $4.8 million reduction in fair value gains on investment properties.

Comparable FFO for the three month periods ended December 31, 2016 and 2015 was $38.1 million and $39.5 million, respectively. The $1.4 million decrease was primarily due to a decrease in rental revenue and an increase in current tax expense primarily resulting from tax recoveries recorded in the fourth quarter of 2015. Comparable FFO and general and administrative expenses for the fourth quarter of 2016 also include a $0.9 million (2015 — $0.3 million) expense relating to the fair value remeasurement of the outstanding units under Granite's unit-based compensation plans resulting from an increase in market price of the Trust's stapled units.

Year ended December 31, 2016

For the year ended December 31, 2016, rental revenue increased by $7.1 million to $223.4 million from $216.3 million in the prior year. The increase in rental revenue was primarily due to the favourable impact of foreign exchange rates, contractual rent increases and the leasing of two completed development properties in the United States, partially offset by property disposals and the renewal or extension of leases for properties in North America for the same reasons as noted above.

Granite's net income for the year ended December 31, 2016 was $280.7 million compared to $195.5 million in the prior year. Net income increased primarily due to the after tax impact of the increase in the net fair value gains on investment properties and higher rental revenue, partially offset by the early redemption costs related to the 2018 Debentures. The increase in fair value gains on investment properties of $102.8 million was primarily attributable to positive changes in leasing assumptions relating to extensions or renewals and extensions associated with 15 properties concluded with Magna as previously noted. These changes in leasing assumptions generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

Comparable FFO for the years ended December 31, 2016 and 2015 was $161.6 million and $158.4 million, respectively. The $3.2 million increase in comparable FFO is a result of increased rental revenue, partially offset by higher current income tax expense, interest expense and property operating costs. Also impacting the results for 2016 was $1.4 million of expense related to the fair value remeasurement of outstanding units under Granite's unit-based compensation plans as the result of an increase in market price of the Trust's stapled units (2015 — $0.8 million recovery due to a decrease in market price of the Trust's stapled units) and $0.5 million of legal and tax consulting fees primarily related to internal reorganizations and income tax audits as well as recruiting and temporary staff replacement fees.

A more detailed discussion of Granite's combined financial results for the three month periods and years ended December 31, 2016 and 2015 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the audited combined financial statements for the year ended December 31, 2016 and the notes thereto, which are available through the internet on Canadian

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Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended December 31,		Years Ended December 31,
(in thousands, except per unit information)	2016	2015	2016	2015
Net income attributable to stapled unitholders	$29,428	$45,165	$279,325	$193,334
Add (deduct):
Fair value gains on investment properties, net	(6,209)	(11,041)	(175,924)	(73,082)
Fair value losses (gains) on financial instruments	(1,236)	262	1,150	1,760
Loss (recovery) on sale of investment properties	(24)	454	2,420	1,413
Current income tax expense associated with the sale of investment properties	—	—	1,268	701
Deferred income tax expense	4,295	4,486	40,744	32,295
Non-controlling interests relating to the above	(28)	170	722	1,945

FFO	26,226	39,496	149,705	158,366

Early redemption costs of unsecured debentures	11,920	—	11,920	—

Comparable FFO	$38,146	$39,496	$161,625	$158,366

Basic FFO per stapled unit	$0.56	$0.84	$3.18	$3.37

Diluted FFO per stapled unit	$0.56	$0.84	$3.18	$3.36

Basic comparable FFO per stapled unit	$0.81	$0.84	$3.43	$3.37

Diluted comparable FFO per stapled unit	$0.81	$0.84	$3.43	$3.36

Basic number of stapled units outstanding	47,094	47,017	47,066	47,017

Diluted number of stapled units outstanding	47,094	47,025	47,066	47,097

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 2, 2017 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-705-6694. Overseas callers should use +1-416-359-3128. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21843382) and the rebroadcast will be available until Monday, March 13, 2017.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

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OTHER INFORMATION

Additional property statistics as at December 31, 2016 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2016 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling 647-925-7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

For further information about Granite, please see our website at www.granitereit.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, there can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects, the expected savings in interest expense and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and

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unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.1
GRANITE ANNOUNCES 2016 FOURTH QUARTER AND YEAR END RESULTS